UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

October 6, 2015

(Date of earliest event reported)

Atlantic Capital Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Georgia	333-204855	20-5728270
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3280 Peachtree Road NE, Suite 1600

Atlanta, Georgia 30305

(Address of principal executive offices)

(Zip Code)

(404) 995-6050

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 6, 2015, Carol H. Tiarsmith notified Atlantic Capital Bancshares, Inc. (the “Company”) of her intention to resign as Executive Vice President, Chief Financial Officer (principal financial and accounting officer), Corporate Secretary and Treasurer of the Company and Executive Vice President and Chief Financial Officer of Atlantic Capital Bank (the “Bank”), effective immediately. In connection with her resignation, the Company sent a letter agreement, dated October 6, 2015, to Ms. Tiarsmith generally entitling her to the following: (i) a payment of $700,000, which represents two times her base salary plus bonus, to be paid in cash in equal semi-monthly installments over a 24-month period commencing January 15, 2016; (ii) a lump sum payment of $146,250, which represents her maximum bonus in year of separation; (iii) the right to exercise any and all stock options, restricted stock and other equity grants made to her by the Bank; (iv) her 2013 long-term incentive plan payout as earned in the first quarter of 2016 when such awards are paid; and (v) payment at target (30%) level of all other long-term incentive plan awards outstanding at January 1, 2016, to be paid over a 24-month performance period commencing January 15, 2016. The foregoing payments are subject to Ms. Tiarsmith’s execution of a release and subject to recoupment in the event she engages in a forfeiture event (as defined in the letter agreement). The foregoing summary of the letter agreement is qualified in its entirety by reference to the complete text of the letter agreement, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

On October 7, 2015, the Company’s Board of Directors appointed Patrick Oakes as Executive Vice President, Chief Financial Officer (principal financial officer and accounting officer), Secretary and Treasurer of the Company and Executive Vice President, Chief Financial Officer and Secretary of the Bank, effective immediately. Mr. Oakes, age 47, served as Executive Vice President and Chief Financial Officer of Square 1 Financial Inc. (“Square 1”) from August 2012 to October 2015. He is a senior financial executive with over 23 years of experience in banking, finance and capital markets. Prior to his employment with Square 1, he served as Executive Vice President and Chief Financial Officer of Encore Bancshares, Inc. from 2011 to 2012 and Senior Vice President and Treasurer for Sterling Bancshares, Inc. from 2003 to 2011. Mr. Oakes is a Chartered Financial Analyst. He received his undergraduate degree from Texas A&M University, and his MBA from Richmond, The American International University in London.

Pursuant to the Company’s offer letter dated September 30, 2015 as accepted by Mr. Oakes on October 2, 2015, Mr. Oakes is entitled to the following: (i) annual base salary of $315,000; (ii) eligibility to participate in the Company’s Executive Officer Short Term Incentive Plan with payments equal to 30% of base salary at target performance level; (iii) eligibility to participate in the Company’s Executive Officer Long Term Incentive Plan with payments equal to 30% of base salary at target performance level; (iv) a signing bonus of $30,000; (v) reimbursement of up to $33,750 of relocation expenses; (vi) reimbursement of expenses for up to 60 days of temporary housing in Atlanta; (vii) participation in the Company’s Change in Control Plan; and (viii) participation in the Company’s other benefit plans in accordance with practices for other executives of similar level. In addition, pending approval of the Company’s Board of Directors, Mr. Oakes will be entitled to receive a stock option for 50,000 shares of the Company’s common stock and 7,000 shares of the Company’s common stock subject to a restricted award. The foregoing summary of the offer letter is qualified in its entirety by reference to the complete text of the offer letter, a copy of which is attached as Exhibit 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

There is no arrangement or understanding between Mr. Oakes and any other person pursuant to which he was or is to be selected as an officer. Mr. Oakes has no family relationships with any of the directors or executive officers of the Company. Since the beginning of the Company’s last fiscal year, Mr. Oakes has had no direct or indirect material interest in any transaction or any proposed transaction involving the Company (other than as described in this Current Report on Form 8-K) in which the amount involved exceeded or exceeds $120,000.

Item 8.01.	Other Events.

On October 8, 2015, the Company issued a press release announcing the appointment of Mr. Oakes and the resignation of Ms. Tiarsmith. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Additional Information About the Atlantic Capital/First Security Transaction:

This communication relates to the proposed merger transaction involving Atlantic Capital Bancshares, Inc. (“Atlantic Capital”) and First Security Group, Inc. (“First Security”). In connection with the proposed merger, Atlantic Capital and First Security have filed a definitive joint proxy statement/prospectus on Form S-4 and other relevant documents concerning the Merger with the Securities and Exchange Commission (the “SEC”), which were mailed to shareholders on or about September 18, 2015. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ATLANTIC CAPITAL, FIRST SECURITY AND THE PROPOSED MERGER. Investors are able to obtain copies of the joint proxy statement/prospectus and other relevant documents (as they become available) free of charge at the SEC’s website (www.sec.gov). Copies of documents filed with the SEC by Atlantic Capital will be available free of charge from Patrick Oakes, Executive Vice President and Chief Financial Officer, Atlantic Capital Bancshares, 3280 Peachtree Road, N.E., Suite 1600, Atlanta, Georgia, 30305, telephone: (404) 995-6050. Documents filed with the SEC by First Security will be available free of charge from First Security by contacting John R. Haddock, Executive Vice President and Chief Financial Officer, First Security Group, Inc., 531 Broad Street, Chattanooga, Tennessee, telephone: (423) 308-2075.

Atlantic Capital, First Security and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Atlantic Capital and the shareholders of First Security in connection with the proposed merger. Information about the directors and executive officers of Atlantic Capital is included in the definitive joint proxy statement/prospectus filed with the SEC on September 15, 2015. Information about the directors and executive officers of First Security is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 29, 2015. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction is included in the definitive joint proxy statement/prospectus and other relevant documents filed with the SEC as they become available.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995:

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which Congress passed in an effort to encourage companies to provide information about their anticipated future financial performance. This act protects a company from unwarranted litigation if actual results are different from management expectations. This communication reflects the current views and estimates of future economic circumstances, industry conditions, company performance, and financial results of the management of Atlantic Capital and First Security. These forward-looking statements are subject to a number of factors and uncertainties which could cause Atlantic Capital’s, First Security’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. Forward-looking statements speak only as of the date they are made and neither Atlantic Capital nor First Security assumes any duty to update forward-looking statements. In addition to factors previously disclosed in First Security’s reports filed with the SEC and those identified elsewhere in this communication, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Atlantic Capital and First Security and between Atlantic Capital Bank and FSGBank, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Atlantic Capital’s and First Security’s plans, objectives, expectations and intentions and other statements contained in this communication that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “will,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Atlantic Capital’s and First Security’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Atlantic Capital and First Security may not integrate successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities and cost savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with integration of the two banks; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (7) Atlantic Capital’s shareholders or First Security’s shareholders may fail to approve the transaction; (8) reputational risks and the reaction of the companies’ customers to the transaction; (9) diversion of management time on merger related issues; (10) changes in asset quality and credit risk; (11) the cost and availability of capital; (12) customer acceptance of the combined company’s products and services; (13) customer borrowing, repayment, investment and deposit practices; (14) the introduction, withdrawal, success and timing of business initiatives; (15) the impact, extent, and timing of technological changes; (16) severe catastrophic events in our geographic area; (17) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (18) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (19) the interest rate environment may compress margins and adversely affect net interest income; (20) competition from other financial services companies in the companies’ markets could adversely affect operations; and (21) Atlantic Capital may not be able to raise sufficient financing to consummate the merger. Additional factors that could cause First Security’s results to differ materially from those described in the forward-looking statements can be found in First Security’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Atlantic Capital, First Security or the proposed merger or other matters and attributable to Atlantic Capital, First Security or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Atlantic Capital and First Security do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Letter Agreement, dated October 6, 2015, between Atlantic Capital Bank and Carol H. Tiarsmith

10.2	Offer Letter, dated September 30, 2015, between Atlantic Capital Bancshares, Inc., and Patrick Oakes

99.1	Press Release, dated October 8, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Atlantic Capital Bancshares, Inc.

By:	/s/ Douglas L. Williams
Douglas L. Williams
President and Chief Executive Officer

October 8, 2015

EXHIBIT INDEX

Exhibit No.	Description

10.1	Letter Agreement, dated October 6, 2015, between Atlantic Capital Bank and Carol H. Tiarsmith

10.2	Offer Letter, dated September 30, 2015, between Atlantic Capital Bancshares, Inc., and Patrick Oakes

99.1	Press Release, dated October 8, 2015